PMU News Release #13-02
TSX: PMU
OTCQX: PFRMF

April 1, 2013

Statement of Claim Filed in Arbitration Case Against El Salvador;
PacRim Seeks Damages of US $315 Million

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that its US subsidiary PacRim Cayman, LLC (“PacRim”) has now filed the statement of claim (the “Memorial”) in its arbitration case (the “Arbitration”) against the Government of El Salvador. The Arbitration, now in its final, merits-based phase, is being heard under the Salvadoran Investment Law by a Tribunal of three members at the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC.

In this final phase of the Arbitration, the merits of PacRim's claims as outlined in the Memorial will be addressed. The Tribunal will determine whether El Salvador has breached the Salvadoran Investment Law by refusing to issue the necessary mining licences for the El Dorado gold project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor under these laws. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science and international mining law.

Based on a March 28, 2013 valuation (the “Valuation”) performed by an independent expert, PacRim is seeking compensation in the amount of US$ 315 Million (including prejudgment interest) for its losses caused by the Government of El Salvador’s breaches of the Salvadoran Investment Law. Additional information regarding the Valuation is provided below.

Tom Shrake, President & CEO, states "The filing of the Memorial represents a significant milestone in the Arbitration. We are very confident in the merits of our case and our ability to receive fair-value for our expropriated assets. Unfortunately, we are not alone. Because of a pattern of mistreatment of foreign investors by the Government of El Salvador, the country is now the single worst jurisdiction in all of Latin America in attracting foreign investment and the slowest growing economy in Central America for the eighth consecutive year. Poverty has skyrocketed to 47.5% of the population, an increase of approximately 10%, over the same eight-year period. We continue to reach out to the Government of El Salvador to end this dispute to allow our Salvadoran employees to get back to work.”

The El Dorado Mine, as designed and submitted to the Salvadoran authorities eight years ago, set new precedents for environmental protection in all of the Americas and exceeds current Canadian and US environmental standards. Preservation of water quality and quantity is a key component of the industry-leading El Dorado mine design. Water for ore processing is to be collected in a reservoir in the subtropical ecosystem and not drawn from local water supplies. The water used by the operation will be extensively recycled and any water discharged from the reservoir will be processed by a water treatment plant. Water leaving the reservoir will be significantly cleaner than it was when it arrived on site and will provide a clean water source for local villages.

Had El Salvador followed its own laws, the El Dorado Mine would be in operation today, employing thousands of Salvadorans in one of the poorest regions of the country. The El Dorado operation would be the single greatest taxpayer in El Salvador.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

For background information regarding the Arbitration, readers are referred to Pacific Rim news releases # 12-05, #11-06, #10-07, #09-08 and #09-03 available at www.pacrim-mining.com and to the Company’s 20-F and AIF filings.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976.

Forward-Looking Information
This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to the outcome of these legal proceedings; risks related to financing; risks related to development of mining operations in El Salvador and the economic impact of those operations; environmental risks; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent quarterly and annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Valuation Details
The March 28, 2013 Valuation included in PacRim’s Memorial submitted to ICSID on March 29, 2013 was prepared on behalf of PacRim by Mr. Howard Rosen and Ms. Jennifer Vanderhart of FTI Consulting Inc., a firm independent of and arms-length to Pacific Rim Mining Corp. and all of its subsidiaries. Both Mr. Rosen and Ms. Vanderhart are considered experts in the field of economic analysis, valuation, and the quantification of damages, and both authors have experience providing witness testimony in arbitration proceedings similar to PacRim’s Arbitration.

The Valuation was prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators (“CICBV”) and the Practice Standards applicable to Valuation Reports as defined by CICBV. The damages quantified in the Valuation represent the authors’ opinion as to the fair market value of PacRim’s El Salvador mineral properties as at March 10, 2008, being the date immediately preceding the notification issued by the Government of El Salvador on March 11, 2008 indicating that the country was suspending all mining activity. The Valuation was prepared using multiple approaches and economic analyses.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com